Jaws Acquisition Corp.

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

May 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Jaws Acquisition Corp.
Registration Statement on Form S-1
Filed May 7, 2020
File No. 333-237874

Ladies and Gentlemen:

This letter sets forth responses of Jaws Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 8, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.

Staff’s comment: We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such “exclusive” jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The warrant agreement has been refiled to clarify that this provision doesn’t apply to claims under the Exchange Act or any other claims for which federal district courts are the sole and exclusive jurisdiction. This provision has been disclosed in the registration statement on pages 59 and 136 of the prospectus.

2.

Staff’s comment: We note that Section 17.2 of your Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 provides that Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (a) at any time and from time to time at the option of the holder thereof; and (b) automatically on the day of the closing of a Business Combination. Please revise your prospectus to disclose the optional conversion feature, and disclose any risks that are material. In addition, address whether such Class A shares would have redemption rights or rights to liquidating distributions from the trust account.

Response: The Company has revised the Registration Statement to disclose this optional conversion feature and also discloses on pages 11, 17, 47, 48 and 128 that such Class B ordinary shares delivered upon such conversion do not have redemption rights and won’t be entitled to liquidating distributions from the trust account if the Company does not consummate an initial business combination. The Company does not believe there are any associated risks with this conversion feature for investors in the offering.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Joseph L. Dowling
Joseph L. Dowling

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

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